Exhibit 99.2

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SECOND QUARTER ENDED

JUNE 30, 2022

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiary companies, dated August 12, 2022, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and related notes (“consolidated interim financial statements”) as at and for the three and six months ended June 30, 2022. It should be read in conjunction with the Company’s audited annual consolidated financial statements and annual management’s discussion and analysis for the year ended December 31, 2021, and the 2021 Annual Information Form filed on SEDAR at www.sedar.com. Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.com. As the Company has no operating projects at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings. All amounts contained in this document are stated in Canadian dollars unless otherwise stated.

The consolidated interim financial statements for the three and six months ended June 30, 2022 and the comparative period 2021 have been prepared by the Company in accordance with IAS 34, Interim Financial Reporting.

Company Overview

Seabridge Gold Inc. is a company engaged in the acquisition and exploration of mineral properties, with an emphasis on gold resources, located in North America. The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price and the returns from significant copper resources it has acquired. The Company’s business plan is to increase its mineral resources in the ground, through exploration, but not to go into production on its own. The Company intends to sell projects or participate in joint ventures towards production with major mining companies. Since inception in 1999, Seabridge has acquired interests in numerous advanced-stage gold projects situated in North America and its principal projects include the KSM property located in British Columbia and the Courageous Lake property located in the Northwest Territories. The Company also holds a 100% interest in the Iskut Project in British Columbia and the Snowstorm Project in Nevada. In 2020, the Company purchased its 100% interest in the 3 Aces gold project in Yukon and acquired the East Mitchell property, adjacent to the KSM project, in British Columbia. Although focused on gold exploration, the Company has made significant copper discoveries, in particular, at KSM. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

Subsequent to the quarter end, the Company announced Jay Layman retired as President and COO. Mr. Layman, however, will continue to serve as a Director of the Company and will assist in the transitioning and mentoring two new officer appointments: Ryan Hoel, P.E., as Senior VP, Chief Operating Officer and Melanie Miller as VP, Chief Sustainability Officer. Mr. Hoel joined the Company in September 2021 as VP, Projects and since that time has led the Substantially Started activities at KSM. Ms. Miller joined the Company, as a Director, in June 2020, and has served as the Chairperson of the Company’s Sustainability Committee since its inception. With her new management role, Ms. Miller will step down as Chairperson of the Sustainability Committee, with Mr. Layman taking on the responsibility. Ms. Miller will remain a director of the Company.

Results of Operations

During the current quarter, the Company recorded net earnings of $19.1 million, or $0.24 per share, on both a basic and diluted basis. During the comparative period in 2021 the Company recorded net earnings of $14.5 million, or $0.19 per share, on both a basic and diluted basis.

During the six months ended June 30, 2022, the Company recorded net earnings of $12.8 million, or $0.16 per share, on both a basic and diluted basis. During the comparative period in 2021, the Company recorded net earnings of $10.3 million, or $0.14 and $0.13 per share on a basic and diluted basis, respectively.

Unrealized change in fair value of the Company’s secured note was the most significant item contributing to net earnings but corporate and administrative expenses, finance expense and other expense, stock-based compensation, and income taxes also contributed to net earnings for the three and six months ended June 30, 2022. These items are discussed further below.

During the current quarter, the fair value of the secured note liability, issued on March 24, 2022, decreased by $55.1 million, and the Company recorded a $31.6 million gain, related to the increase in risk-free interest rates, changes in future silver prices, and changes in silver forecast production schedule contained in the recently announced results an updated Preliminary Feasibility Study (PFS) and Preliminary Economic Assessment (PEA) for the KSM project, discussed below. Also, the Company recorded $23.5 million of the gain within other comprehensive income (loss) related to changes in credit spreads. In the second quarter, risk free interest rates and credit spreads, increased by 1.6% and significantly reduced the net present value of the interest commitment and the silver royalty embedded in the secured note. The fair value of the secured note was estimated using Level 3 inputs and is most sensitive to changes in, silver prices and forecasted silver production.

During the second quarter of 2021, the Company disposed of its residual interests in its previously owned Red Mountain project located in northwestern British Columbia, for cash proceeds of US$18 million and recorded a gain of $21.9 million through the statement of operations and comprehensive earnings (loss) in that period. The capitalized costs incurred and accumulated while the Company held the project had previously been recovered through option and acquisition payments and the residual interest in the project had no carrying value.

During the current quarter, corporate and administrative expenses increased by $0.9 million, from $2.0 million in the second quarter in 2021 to $2.9 million in the current quarter. The increase was mainly due to higher cash and stock-based compensation, and professional fees incurred during the current quarter (discussed below).

Cash compensation increased by $0.2 million, from $1.1 million in the second quarter of 2021 to $1.3 million in the current quarter. Higher cash compensation mainly related to a recent and continuing increase in non-project personnel. Professional fees and other general and administrative expenses increased by $0.3 million, from $1.0 million in the second quarter in 2021 to $1.3 million in the current quarter. The increase was mainly related to increase in external consulting costs and travel costs as restrictions have eased over the course of the year.

During the six months ended June 30, 2022, corporate and administrative expenses increased by $0.7 million, from $6.8 million in the first half in 2021 to $7.5 million in the first half of 2022. The increase was mainly due higher cash compensation, and higher professional fees and other general and administrative expenses, partially offset by lower stock-based compensation (discussed below).

Cash compensation increased by $0.5 million, from $2.0 million in the first half in 2021 to $2.5 million in the first half in 2022. The increased cash compensation mainly related to an increase in non-project headcount. Professional fees increased by $0.3 million, from $0.6 million in the first half in 2021 to $0.9 million in the first half in 2022. The increase was mainly related to the costs associated with implementation of a new ERP system, the Company wide risk assessment review, and sustainability reporting. Other general and administrative expenses increased by $0.3 million, from $1.3 million in the first half in 2021 to $1.6 million in the first half in 2022. The increase was mainly related to increased external consulting costs and travel. The Company anticipates that personnel numbers and related remuneration will continue to increase in 2022 as there are several key positions that have yet to be filled.

The Company has, since 2019, refocused the compensation practices away from issuing a combination of stock options and RSUs to only issuing restricted share units (RSUs). During the six months ended June 30, 2022, stock-based compensation expense, related to RSUs, decreased by $0.4 million, from $2.9 million in the first haft in 2021 to $2.5 million in the first half in 2022. The decrease was mainly due to the fact that the RSUs granted in December 2020 and expensed in 2021, had a higher grant date fair value when compared to the RSUs granted during 2021 and expensed in 2022.

To the year ended December 31, 2021, the Company had expensed all accumulated fair value associated with stock options as the service period related to the remaining outstanding options ended in that year. The Company’s stock-based compensation expense related to stock options and restricted share units are illustrated on the following tables:

		($000s)
RSUs granted	Number of RSUs	Grant date fair value	Expensed in 2020	Expensed in 2021	Expensed in 2022	Balance to be expensed
December 16, 2020	135,450	3,413	487	2,926	-	-
June 24, 2021	10,000	222	-	-	113	109
September 01, 2021	20,000	454	-	75	112	267
September 07, 2021	10,000	229	-	36	57	136
October 01, 2021	10,000	195	-	24	48	123
December 13, 2021	123,800	2,622	-	437	2,185	-
			487	3,498	2,515	634

			($000s)
Options granted	Exercise price ($)	Number of options	Grant date fair value	Cancelled prior to 2020	Expensed prior to 2020	Expensed in 2020	Expensed in 2021	Balance to be expensed
June 24, 2015	9.00	475,000	5,774	149	1,266	4,359	-	-
December 14, 2017	13.14	605,000	4,303	-	4,085	218	-	-
October 11, 2018	16.94	50,000	421	-	334	87	-	-
December 12, 2018	15.46	568,000	4,719	-	3,383	1,328	8	-
June 26, 2019	17.72	50,000	416	-	168	248	-	-
				149	9,236	6,240	8	-

During the current quarter, all of the 123,800 RSUs, granted in mid-December 2021, vested upon the Company completing the 2021 exploration program at Snowstorm and have been exchanged for common shares of the Company. In December 2021, $0.4 million of the full fair value of $2.6 million, associated with those RSUs, was charged to the statement of operations and comprehensive loss and the remaining fair value of the grant of $2.2 million was charged to the statement of operations and comprehensive loss in the first and current quarter of 2022.

During the second quarter of 2021, 10,000 RSUs were granted to a Board member. Half of those RSUs vested in the current quarter, and the remaining half will vest on the second anniversary of their appointment.

In the first six months of 2021, 135,450 RSUs, granted in 2020, fully vested to the holders upon the Company attaining pre-established vesting conditions and $2.9 million of fair value was expensed through the statement of operations and comprehensive loss.

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties and other short-term investments, including one gold exchange traded receipt. During the current quarter, the Company recognized a decrease in fair value of investments, net of income taxes, of $0.2 million. During the six months ended June 30, 2022, the Company recognized a decrease in the fair value of investments, net of income taxes, of $nil. During the second quarter in 2021, the fair value of investments remained virtually unchanged. During the six months ended June 30, 2021, the Company recognized a decrease in the fair value of investments, net of income taxes, of $0.6 million.

The Company holds one investment in an associate that is accounted for on the equity basis. During the three and six months ended June 30, 2022, the Company recognized $0.05 million and $0.09 million loss in associate, respectively. During the comparative three and six months ended June 30, 2021, the Company recognized $0.05 million and $0.13 million loss in the associate, respectively. Also, during the current quarter, the Company reviewed the recoverability of the investment in the associate and recorded an impairment of $0.9 million (June 30, 2021 - nil) in the consolidated statements of operations and comprehensive loss.

Finance costs amounted to $0.3 million and $3.4 million in the three and six months ended June 30, 2022 respectively, compared to no significant finance costs in the three months ended June 30, 2021 and $0.2 million in the six months ended June 30, 2021. The finance costs incurred during 2022 were primarily related to the secured note financing.

The Company recognized a foreign exchange loss of $0.8 million and $1.0 million in the three and six months ended June 30, 2022 respectively, compared to loss of $0.4 million in both three and six month ended June 30, 2021. Based on closing exchange rates, the US dollar appreciated by 3.1% in the second quarter of 2022.

During the three and six months ended June 30, 2022, the Company recognized income tax expense of $7.6 million and $6.2 million, respectively, primarily due to the deferred tax liability arising from the gain recognized on remeasurement of the fair value of the secured note liability, and from the renouncement of expenditures related to the June 2021 flow-through shares issued which are capitalized for accounting purposes. The impact of the revaluation of the secured note that was recorded through other comprehensive income (loss), of $6.4 million, was also recorded through other comprehensive income (loss). The income tax expense was partially offset by income tax recovery arising from the losses in the period, and unrealized foreign exchange loss related to the secured note liability.

During the comparative three and six months ended June 30, 2021, the Company recognized income tax expense of $5.2 million and $4.8 million, respectively, primarily due to the deferred tax liability arising from the gain recognized on disposition of the Company’s residual interests in its previously owned Red Mountain project, and from the renouncement of expenditures related to the June 2020 flow-through shares issued which are capitalized for accounting purposes. The income tax expense was partially offset by income tax recovery arising from the losses in the period.

Quarterly Information

Selected financial information for the last eight quarters ending June 30, 2022 is as follows:

	2022		2021				2020
(in thousands of Canadian dollars, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	-	-	-	-	-	-	-	-
Earnings (loss) for the period	19,088	(6,281)	(8,546)	(822)	14,548	(4,285)	(12,653)	4,977
Basic earnings (loss) per share	0.24	(0.08)	(0.11)	(0.01)	0.19	(0.06)	(0.18)	0.07
Diluted earnings (loss) per share	0.24	(0.08)	(0.11)	(0.01)	0.19	(0.06)	(0.18)	0.07

During the current quarter, the Company recognized $31.6 million unrealized gain related to the change in the fair value of the secured note. In the first quarter 2022, the loss for the period included $2.3 million of stock-based compensation expense related to amortization of RSUs granted in December 2021 that were vested during the second quarter 2022. In the fourth quarter 2021, the loss included $5.4 million of rehabilitation expenses related to the Johnny Mountain Mine. In the second quarter 2021, net income included $21.9 million gain on disposition of interest in the Red Mountain project. In the first quarter 2021, the loss for the period included $2.9 million of stock-based compensation expense related to amortization of RSUs granted in December 2020 that were vested during the second quarter 2021.

In the third quarter 2020, net income included a $4.9 million reversal of stock-based compensation expense, related to non-market condition, performance vesting stock options granted in the years 2015 to 2019, that was previously recognized through the statement of operations and comprehensive income (loss). The reversal reflected a revised estimated vesting period of those options. In the fourth quarter 2020, that vesting period was re-estimated to reflect the purchase of the Snowfield property from Pretium Resources Inc. for $127.5 million. The purchase, discussed below, added 25.9 million ounces of gold and 3.0 billion pounds of copper in the measured and indicated categories of resources and alone increased the measured and indicated gold ounces at KSM by 51% and by 28% for copper. The estimated service period for these stock options, including those whose fair value was reversed in the previous quarter, was reset to the Snowfield property acquisition date, and $8.6 million stock-based compensation expense was recognized through the statement of operations and comprehensive income (loss) in the fourth quarter 2020.

Mineral Interest Activities

During the six months ended June 30, 2022, the Company added an aggregate of $11.8 million of expenditures that were attributed to mineral interests, including $9.2 million of cash expenditures. The breakdown of cash expenditure by project is illustrated on the following table.

	Cash expenditure
($000s)	Amount	Percentage
KSM	5,666	61%
Snowstorm	2,097	23%
Iskut	717	8%
3 Aces	528	6%
Courageous Lake	202	2%
Total cash expenditures	9,210	100%

During the current quarter, the Company continued its 2022 site capture and early infrastructure development activities that are designed to ensure that KSM’s Environmental Assessment Certificate (EAC) remains in good standing and completed an updated pre-feasibility study (PFS), the results of which were announced in the current quarter, and the full study was filed in the third quarter of 2022. Also in the current quarter, the additional work and data collection was carried out for a preliminary economic assessment (PEA) for mineral resources at KSM, not included in the PFS resources. The results of the PEA were announced subsequent to the quarter end and are imbedded, as an appendix to the full technical study filing.

On site capture activities, under the B.C. Environmental Assessment Act, a project’s EAC is subject to expiry if the project has not been substantially started (“Substantial Start”) by the deadline specified in the EAC. The deadline for KSM’s EAC is July 29, 2026. However, if the B.C. Minister of Environment and Climate Change Strategy determines that a project has been Substantially Started before the deadline, the EAC remains in effect for the life of the project. The 2022 full year plan for site capture is approximately $150 million and is being funded by the proceeds of the US$225 million secured note issued in March 2022. Significant activities include road, bridge and camp construction, hydro installations, fish habitat offsetting programs and the acquisition and transport of construction equipment and vehicles.

The site capture expenditures during the six months ended June 30, 2022 are illustrated below:

($000s)	Balance January 1, 2022	Expenditures 2022	Credits 2022 [1]	Net expenditures 2022	Balance June 30, 2022
Capital expenditure	30,024	40,107	(213)	39,894	69,918
Capitalized borrowing costs	-	5,013	-	5,013	5,013
	30,024	45,120	(213)	44,907	74,931

1)	Cost recoveries related to the Coulter Creek Access Road joint venture.

The results of the PFS shows a considerably more sustainable and profitable mining operation than its 2016 predecessor. It envisages an all open pit mine plan that includes the Mitchell, East Mitchell and Sulphurets deposits only that is scheduled to operate for 33 years. Mill production is increased from an initial 130,000 metric tonnes per day (tpd) to 195,000 tpd in the third year of production. The primary reasons for the improvements in the plan arise from the acquisition of the East Mitchell resource in December 2020 and an expansion to planned mill throughput. The many design improvements over earlier studies include a smaller environmental footprint, reduced waste rock production, reduced green house gas emissions by electrification of the mine haul fleet, a 50% increase in mill throughput, and the elimination of capital-intensive block cave mining.

Projected economic results of the study compared to the 2016 study and against alternate scenarios are illustrated below.

	2016 PFS Base Case	2022 PFS Base Case	2022 PFS Recent Spot Case	2022 PFS Alternate Case
Metal Prices:
Gold ($/ounce)	1,230	1,742	1,850	1,500
Copper ($/pound)	2.75	3.53	4.25	3.00
Silver ($/ounce)	17.75	21.90	22.00	20.00
Molybdenum ($/lb)	8.49	18.00	18.00	18.00
US$/Cdn$ Exchange Rate:	0.80	0.77	0.77	0.77
Cost Summary:
Operating Costs Per Ounce of Gold Produced (years 1 to 7)	$119	$35	$-83	$118
Operating Costs Per Ounce of Gold Produced (life of mine)	$277	$275	$164	$351
Total Cost Per Ounce of Gold Produced (inclusive of all capital and closure)	$673	$601	$490	$677
Initial Capital (billions)	$5.0	$6.4	$6.4	$6.4
Sustaining Capital (billions)	$5.5	$3.2	$3.2	$3.2
Unit Operating Cost (US$/tonne)	$12.36	$11.36	$11.36	$11.36
Pre-Tax Results:
Net Cash Flow (billions)	$15.9	$38.6	$46.1	$27.9
NPV @ 5% Discount Rate (billions)	$3.3	$13.5	$16.4	$9.2
Internal Rate of Return	10.4%	20.1%	22.4%	16.5%
Payback Period (years)	6.0	3.4	3.1	4.1
Post-Tax Results:
Net Cash Flow (billions)	$10.0	$23.9	$28.6	$17.1
NPV @ 5% Discount Rate (billions)	$1.5	$7.9	$9.8	$5.2
Internal Rate of Return	8.0%	16.1%	18.0%	13.1%
Payback Period (years)	6.8	3.7	3.4	4.3

The results of the PEA announced subsequent to the quarter end is a stand-alone mine plan that was undertaken to evaluate a potential future expansion of the KSM mine to the copper rich Iron Cap and Kerr deposits after the PFS mine plan has been completed. The 2022 PEA is primarily an underground block cave mining operation supplemented with a small open pit and is planned to operate for 39 years with a peak mill feed production of 170,000 t/d. The results of the PEA point to an after tax net present value (discounted at 5%) of US$5.8 billion, an after tax IRR at 18.9%, and after-tax payback at 6.2 years and demonstrates that KSM is a potential multigenerational mining project with flexibility to vary metal output.

In the current quarter, work also continued on various, significant, components of the eventual design of KSM including connection to BC Hydro’s transmission line. Work was conducted on planed infrastructure projects, including the continuation of the construction of the first section of the Coulter Creek access road as well as new temporary and permanent camp installations.

During the current quarter, the Company deposited $0.4 million in the form of security for reclamation activities related to the infrastructure programs mentioned above.

In the current quarter, the Company commenced the 2022 exploration and drilling program at Iskut based on the analysis of the 2021 drilling program and a geophysical survey conducted early that year. The program is designed to test the porphyry gold-copper potential at depth on the Bronson Slope deposit as well as below the below the Quartz Rise Lithocap. Work is also planned to consider forming a drill testing program at an additional site on the SnipGold claim block.

In addition to exploration work at Iskut, the Company continued its planned 2022 reclamation and closure activities at the Johnny Mountain mine site. Plans for 2022, among other items is the dismantling and removals of the historic mill and mill buildings.

At Snowstorm, during the current quarter, the Company concluded the drilling program commenced in 2021. The program entailed re-entering existing drill holes and using directional drilling tools to continue the drill from known gold-bearing intersections toward prospective higher-grade structures. Approximately 2,500 meters of drilling was completed. Results of the program will be evaluated in the coming quarters.

At the 3 Aces gold project in the Yukon, the Company continues to wait for the receipt of appropriate permits to conduct planned 2022 activities. The timing of receipt is unknown, and the Company may have to alter the 2022 program should significant delays ensue. The 2022 program was designed to test the exploration model developed for a central core area to confirm the potential for resource expansion and evaluate the applicability of the model on targets within the claims.

As reported in prior periods, the Company continues to evaluate the best path forward at its Courageous Lake project in NWT. Options include securing a joint venture partner, the sale of all or a portion of the project, updating the 2012 PFS with a smaller initial project, or conducting additional exploration outside the area of known reserves and resources.

In response to the Covid-19 pandemic, the Company has implemented measures to safeguard the health and well-being of its employees, contractors, consultants, and community members. Many of the Company’s employees worked remotely prior to the pandemic, and from March 2020 through to most of 2021 and into 2022, employees have been working remotely during ongoing periods of lockdowns in various jurisdictions. The Company will conduct its 2022 programs around social distancing protocols that include safety and preventative actions at its camps. The Company will execute its 2022 exploration and development work at KSM, Iskut, Snowstorm and 3 Aces projects under the same successful protocols it implemented in 2020 and continued through 2021. The Company’s engagement with potential joint venture partners, or potential acquirors of KSM or Courageous Lake diminished in both 2020 and 2021 as major mining companies focused on addressing the needs of their existing operations as a result of the pandemic.

The Company continues to have full access to its properties in Canada and the United States and has managed to adequately staff its camps for conducting its programs. The Company has not experienced problems obtaining the supplies and services needed for its work programs. The Company has instituted and will continue to implement operational and monitoring protocols to ensure the health and safety of its employees and stakeholders, which follow the advice of local governments and health authorities where it operates. The Company plans work programs on an annual basis and adjusts its plans to the conditions it faces. The Company fully expects to be able to continue operating its planned programs on this basis going forward, as required, and anticipates that the pandemic will continue to have minimal impact on its exploration activities. One factor that the Company must plan for is the recent resurgence of inflation above past multi-decade levels. Budgets prepared for 2022 have incorporated inflation factors, including labour costs, fuel and energy costs and camp operations and supplies. These increases have not materially impacted planned operations or the Company’s ability to fund and execute its plans.

Liquidity and Capital Resources

The Company’s working capital position at June 30, 2022, was $244.8 million compared to $36.9 million on December 31, 2021. Increased cash resources was the net result of cash raised through financings (discussed below), and exercise of stock options, offset by cash used in early infrastructure development and corresponding equipment, environmental, reclamation and exploration projects, corporate and administrative costs, and reclamation bonding deposits for KSM. Included in current liabilities at June 30, 2022 is $1.2 million of flow-through premium liability which is a non-cash item (December 31, 2021 - $1.4 million) and will be reduced as flow-through expenditures are incurred.

On March 24, 2022, the Company entered into an agreement selling a secured note (“Note”) that is to be exchanged at maturity for a 60% gross silver royalty (the “Silver Royalty”) on the KSM project to Sprott Resource Streaming and Royalty Corp. and Ontario Teachers’ Pension Plan (jointly, the “Investors”) for US$225 million. The proceeds of the financing are to be used to continue ongoing physical works at KSM and advance the project towards a designation of Substantially Started. The Substantially Started designation ensures the continuity of the KSM project’s approved EAC for the life of the project.

The Note bears interest at 6.5% per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares. The Company’s obligations under the Note are secured by a charge over all of the assets of its wholly owned subsidiary, KSM Mining ULC, and a limited recourse guarantee from the Company secured by a pledge of the shares of KSM Mining ULC.

If project financing to develop, construct and place KSM into commercial production is not in place by the March 24, 2027, the Investors can put the Note back to the Company for US$232.5 million in cash or common shares at the Company’s option. This right expires once such project financing is in place. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

If the EAC expires at any time while the Note is outstanding, the Investors can put the Note back to the Company for US$247.5 million at any time over the following nine months, in cash or common shares at the Company’s option. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty would terminate.

When the Note matures, the Investors will use all of the principal amount repaid on maturity to purchase the Silver Royalty. The Note matures upon the first of either commercial production being achieved at KSM and either the 10-year anniversary, or if the EAC expires and the Investors do not exercise their right to put the Note to the Company, the 13-year anniversary of the issue date of the Note.

If commercial production is not achieved at KSM prior to the tenth anniversary from closing, the Silver Royalty payable to the Investors will increase to a 75% gross silver royalty. If the EAC expires during the term of the Note and the corresponding put right is not exercised, the increase will occur at the thirteenth anniversary from closing. The Company has the option to buy back 50% of the Silver Royalty, once exchanged on or before 3 years after commercial production has been achieved, for an amount that provides the Investors a minimum guaranteed annualized return.

No amount payable may be paid in common shares of Seabridge if, after the payment, any of the Investors would own more than 9.9% of the Company’s outstanding shares.

The financing provides most of the capital necessary to attain Substantial Start and reduces the time from the construction schedule once a construction decision has been made.

During the first quarter of 2021, the Company entered into a revised agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$75 million in value of common shares of the Company. This program can be in effect until the Company’s current US$775 million Shelf Registration Statement expires in January 2023. During the six months ended June 30, 2022, the Company issued 995,989 shares, at an average selling price of $22.84 per share, for net proceeds of $22.3 million under Company’s At-The-Market offering.

During the six months ended June 30, 2022, the Company received $2.7 million upon the exercise of 186,007 stock options.

In June 2021, the Company issued 350,000 flow-through common shares at $28.06 per common share for aggregate gross proceeds of $9.8 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2021. At the time of issuance of the flow-through shares, $1.5 million premium was recognized as a liability on the consolidated statements of financial position. During 2021, the Company incurred $1.1 million of qualifying exploration expenditures and $0.2 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss). During the six months ended June 30, 2022, the Company incurred $0.8 million of qualifying exploration expenditures and the $0.1 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

During the second quarter of 2021, the Company disposed of its residual interests in its previously owned Red Mountain project located in northwestern British Columbia, for net cash proceeds of $21.9 million.

As part of the acquisition agreement of Snowstorm Exploration LLC in June 2017, the Company issued 500,000 common share purchase warrants exercisable for four years at $15.65 per share. During 2021, all the warrants were exercised for net proceeds of $7.8 million and 500,000 common shares were issued.

During the current quarter, operating activities, including working capital adjustments, generate $5.6 million cash compared to $1.5 million cash generated by operating activities in comparative quarter in 2021. The increase in cash generated from operating activities, was mainly related to the foreign exchange gain, and working capital movement that was partially offset by increase in cash compensation, general and administrative expenses and financing costs. Operating activities in the near-term are expected to remain stable or increase marginally given the growth in project and corporate activity in the Company.

As previously disclosed in the Company’s prior years financial statements, in 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported as Canadian Exploration Expenses (CEE) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The Company has been made aware that the CRA has reassessed certain investors who subscribed for flow-through shares in 2013 and will reassess other investors with reduced CEE deductions. Notice of objections to the Company’s and investors’ reassessments have and will be filed as received and will be appealed to the courts, should the notice of objections be denied. The Company has indemnified the investors that subscribed for the flow-through shares. The potential tax indemnification to the investors is estimated to be $11.0 million, plus $2.2 million potential interest. No provision has been recorded related to the tax, potential interest, nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.

During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest, for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. The Company recorded a $3.6 million provision within non-trade payables and accrued expenses on the consolidated statements of financial position as at December 31, 2016 with a corresponding increase in mineral interests. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the accrued balance to the Receiver General and reduced the provision by $1.8 million. In 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a Notice of Appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. Subsequent to the year end, the Company completed discoveries with the Department of Justice and will continue to move the appeal process forward as expeditiously as possible. The Company intends to continue to fully defend its position. As at June 30, 2022, the Company has recognized $3.9 million of long-term receivable from the CRA, including $2.3 million of HST credit due to the Company.

The Company will continue its objective of advancing its major gold projects, KSM and Courageous Lake, and to further explore the Iskut, Snowstorm and 3 Aces projects to either sell or enter into joint venture arrangements with major mining companies. The market for metals streams and royalty interests seems to be growing and the Company will determine the merits of disposing of options it holds on non-core net profits interests and net smelter returns. On financing future exploration and development by selling or entering into new streaming and royalty arrangements.

Contractual Obligations

The Company has the following commitments as at June 30, 2022:

	Payments due by years
($000s)	Total	2022	2023-24	2025-26	2027-28
Capital expenditure obligations	96,297	42,077	54,220	-	-
Mineral interests	7,863	561	2,506	2,620	2,176
Flow-through share expenditures	7,964	7,964	-	-	-
Lease obligation	3,415	2,128	903	285	99
Interest payment on the secured note	65,961	9,423	18,846	18,846	18,846
	181,500	62,153	76,475	21,751	21,121

During the first quarter of 2022, the Company entered into a Facilities Agreement with British Columbia Hydro and Power Authority (“BC Hydro”) covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM project.

The cost to complete the construction is estimated to be $28.9 million of which the Company paid $7.7 million to BC Hydro in 2022, and $21.2 million is due in 2023. In addition, the Facilities Agreement requires $54.2 million in security or cash from the Company for BC Hydro system reinforcement, which is required to make the power available of which the Company paid $21.2 million to BC Hydro in 2022, and $33.0 million is due in 2023. The $54.2 million system reinforcement security will be forgiven annually, typically over a period of less than 8 years, based on project power consumption.

Prior to its maturity, the secured note bears interest at 6.5%, or US$14.6 million per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

Outlook

As mentioned above, the Covid-19 pandemic has not materially impacted the Company’s operations, financial condition or financial performance, but in 2020 and 2021 it caused it to reduce the scale of certain programs and has hindered, and may continue to hinder, the pace of advancement at the affected projects. The Company has been able to commence its 2022 exploration and monitoring programs at its projects safely and within the constraints and measures implemented and the pandemic had no material impact to the results of operations. Although the capital markets are relatively volatile, the Company has not experienced limitations nor does it foresee limitations to accessing capital on acceptable terms. No disruptions to supply chains have been experienced nor have there been delays in project activity.

The pandemic has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to business globally that resulted in economic slowdowns. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. Working closely with the health authorities and with its business partners, the Company developed effective procedures for operating safely in the current global health crisis.

With the increase in the price of gold since the start of the pandemic, the Company has enjoyed favourable capital markets and has continued to raise funds under its ATM offering of common shares and other financings mentioned above and its financial condition has not been adversely impacted by the pandemic. As a company without revenue from operations, its financial performance has not been impacted by the pandemic. The Company will continue to monitor developments of the pandemic and continuously assess the pandemic’s potential further impact on the Company’s operations and business.

In addition to the extensive Substantial Start work that the Company plans to carry out in 2022, it also intends to continue its pursuit of a joint venture agreement on the KSM project with a suitable partner on terms advantageous to the Company, since it does not intend to build or operate the project alone. The KSM project includes multiple deposits and provides a joint venture partner, or purchaser, flexibility in the design of the project. In accordance with its priorities and risk tolerance, the Company believes that it does not make sense for it to start preparing a feasibility study on the KSM project on its own. The 2022 KSM PFS will include recommendations on additional work that could be completed to advance the project, including budget estimates. The work that a joint venture partner might choose to complete might include some or all of this recommended work and might include significantly more work, and so the timing and cost for a joint venture partner to conclude the recommended work or a feasibility study is impossible to predict. The Company plans its work to advance the KSM project on an annual basis, when the results of one year’s work have been received and analyzed, planning for the next year begins. When planning its programs, the Company will consider the recommended work in the PFS, but the Company will decide work based on its priorities, the results of its advancement work and the items it believes are best left for a joint venture partner to decide. Plans for each year are typically announced in the second quarter of the year and budgets are established at the beginning of that year.

At Iskut, the Company will evaluate its 2021 exploration activities that focused on a potential porphyry deposit below the Quartz Rise lithocap and on the Bronson Slope deposit. Once completed, results will be evaluated and plans for follow-up, if warranted, will be designed. Environmental work will also continue on the reclamation and closure plan for the Johnny Mountain mine.

At Snowstorm, the Company will utilize the results of the 2021 drill program, completed in the current quarter to undertake a follow-up drill program based on those results.

At the Company’s 3 Aces project, the Company has used the results of historical data to establish the scope of an initial drill program it plans to conduct in 2022 once all appropriate permits are in place, the program is focused on high grade mineralized targets.

Environment, Social and Governance

Management and the Board of Directors have formalized several key policies that entrench the Company’s environmental, social and governance (ESG) goals, priorities and strategies to operate safely, sustainably and with the highest governance standards. The Board of Directors has established a Sustainability Committee and granted that committee the authority to investigate any activity of the Corporation and its affiliates relating to sustainability and ESG. As the Company operates in the natural resource extraction industry, the Company strives to achieve the highest operating standards, assessing and mitigating the impacts on the physical environment and the communities in which the Company operates. The Company is committed to sustainability and the integration of sustainability principles into all of our activities and has adopted its Sustainability Policy and produced and published its inaugural sustainability report that was prepared with select disclosures and guidance from the Sustainability Standards Accounting Board Metals and Mining Industry Standards and the Global Reporting Initiative Standards, as well as metrics designed for specifically for the Company. The Company has also published its ESG Performance Tables for its first reporting year, 2020. The sustainability report highlights the Company’s accomplishments and approach to three critical pillars: the economy, society, and the environment. These pillars are seen as interdependent, each necessary and supportive to the other. The Company recognizes that sustainability involves protecting environmental values in the area of our projects, contributing to the health and the economic and social well-being of our employees and the local communities, and taking action on national and global priorities. A sustainable human environment requires the Company to consider issues such as cultural respect, inclusiveness, diversity, and broad participation in the opportunities and benefits which derive from our efforts.

In addition to the Sustainability Policy, the Company has also implemented its Environmental Policy; Health and Safety Policy including a separate policy on discrimination, bullying, harassment, and violence; a Workplace Employment Policy; and its Policy Statement on Diversity. The Inaugural Sustainability Report and all of the Company’s policies related to ESG can be found on the Company’s website www.seabridgegold.com.

Internal Controls Over Financial Reporting

The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing adequate internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. The control framework used is Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Changes to Internal Controls Over Financial Reporting

There was no change in the Company’s internal controls over financial reporting that occurred during the period beginning on April 1, 2022 and ended on June 30, 2022, that has materially affected or is reasonably likely to materially affect, the Company’s internal controls over financial reporting with the exception of the implementation of a new enterprise resource planning (ERP) system. The Company implemented the ERP system to support the development work at KSM, and believes that the implementation of the ERP system and related changes to internal controls will enhance its internal controls over financial reporting while providing the ability and flexibility to scale its business in the future. Management employed appropriate procedures to ensure internal controls were in place during and after the conversion.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures as of June 30, 2022, that they are appropriately designed and effective and that since the December 31, 2021 evaluation, there have been no material changes to the Company’s disclosure controls and procedures.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Cybersecurity

The Company’s management is responsible for cybersecurity risks that face the Company, and the Board of Directors has granted the Audit Committee the authority to oversee management’s assessment of those risks and their prevention and mitigation approaches and to investigate any material breaches. To date, there have been no material breaches of security measures.

An independent review of access to information and other security protocols around the Company’s IT systems was undertaken in 2020 and another review is planned for 2022. The review, among other items, verifies all employees’ ability to recognize potentially malicious emails or other communications that could enable an intruder to download malware onto the Company’s systems leading to the potential circumventing of the Company’s security protocols and to potentially steal or hold ransom Company data.

Shares Issued and Outstanding

At August 12, 2022, the issued and outstanding common shares of the Company totaled 80,277,145. In addition, there were 837,327 stock options, and 54,000 RSUs. Assuming the conversion of all of these instruments outstanding, there would be 81,168,472 common shares issued and outstanding.

Related Party Transactions

During the current quarter and the comparative quarter in 2021, there were no payments to related parties other than compensation paid to key management personnel. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Critical Accounting Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of income and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of the Company’s consolidated financial statements are reflected in note 3 (N) of the Company’s audited annual consolidated financial statements for the year ended December 31, 2021.

Risks and Uncertainties

The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

Forward Looking Statements

The consolidated financial statements and management’s discussion and analysis and any other materials included with them, contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, estimates, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates and expected changes to them, estimates of future production and related financial analysis, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.